SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07

NIRE [Corporate Registration Identification Number] 35.300.157.770

A Publicly-Held Company

NOTICE TO SHAREHOLDERS

We hereby announce to the shareholders of Companhia de Bebidas das Américas - Ambev (“Company”) that, as indicated in the Minutes of the Board of Directors’ Meeting held on June 27, 2011, the members of the Company’s Board of Directors approved the distribution of (i) dividends to be deducted from the Additional Dividends reserve and attributed to minimum mandatory dividends for 2010 at R$0.14 per common share and R$0.154 per preferred share, without withholding income tax, pursuant to applicable law; and (ii) interest on own capital (“IOC”) to be partially deducted from the Additional Dividends reserve and attributed to minimum mandatory dividends for 2010, in the amount of R$ 72,124,960.54 and the remaining amount of approximately R$ 737,797,579.01, to be deducted from the investments reserve and attributed to minimum mandatory dividends for 2011, at the total amount of R$0.2500 per common share and R$0.2750 per preferred share.  The distribution of IOC shall be taxed pursuant to applicable law, which shall result in a net distribution of IOC of R$0.2125 per common share and R$0.23375 per preferred share, except for legal entities exempt from withholding tax pursuant to Article 5 of Law 11,053/04, as amended by Law 11,196/05, which have confirmed such qualification by means of specific notice sent to the Company in view of the last payment of earnings on March 22, 2011.  Shareholders who did not confirm such qualification, or who confirmed such qualification solely for the payment made on March 22, 2011, shall provide specific notice to such effect to Companhia de Bebidas das Américas – Ambev, Área de Ações, c/o Nilson Casemiro – Rua Dr. Renato Paes de Barros, nº 1.017, 4º andar, CEP 04530-001, São Paulo/SP, Brazil, by no later than July 1st, 2011. In case such qualification is not received by then, income tax shall be withheld.

The aforementioned payments shall be made as from August 5, 2011 without any monetary adjustment, subject to the approval by the Annual General Meeting which shall resolve upon the financial statements related to the fiscal year of 2011.  The record date shall be June 30, 2011 for BM&FBovespa shareholders and July 11, 2011 for ADR holders. Shares shall be traded ex-dividends as from July 1st, 2011. ADRs shall be traded ex-dividends as from July 7, 2011.

It is important to emphasize that the shares issued in connection with the capital increase approved at the Extraordinary Shareholders’ Meeting held on April 29, 2011, still pending ratification the Board of Directors, shall not be entitled to the dividends and IOC approved herein.

SERVICE TO SHAREHOLDERS

Shareholders who have already indicated a bank account shall have their credits available at the informed account.  Shareholders who have not provided such indication shall receive from Banco Bradesco S.A., as depositary bank, at their stated address, a notice containing information with respect to the payment.  Such notice shall be presented at one of Banco Bradesco’s branches along with the appropriate deposit instructions.  Shareholders who hold their shares under a fiduciary custody arrangement shall have their proceeds available according to procedures adopted by the appropriate stock exchange.

São Paulo, June 28, 2011.

Companhia de Bebidas das Américas – Ambev

Nelson José Jamel

Investor Relations Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2011

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer